EXHIBIT 99.2

Nominating and Corporate Governance Committee Charter

The Board of Directors (“Board”) of Ionatron, Inc. (“Company” or “Ionatron”) is committed to establishing and maintaining corporate governance practices designed to aid the long-term success of the Company and effectively enhance and protect shareholder value. Central to these goods is the Nominating and Corporate Governance Committee (the “Committee”). This Committee reports to the Board on nominating and corporate governance matters.

Membership

The Committee is comprised of no less than two independent members of the Board. Director independence, at a minimum, is consistent with applicable rules for Nasdaq-traded issuers, Rule 16b-3 of the Securities and Exchange Act of 1934, and Section 162(m) of the Internal Revenue Code. The Committee maintains a chair. The chair is an independent member of the Board. The Committee chair and members serve one year renewable terms.

Responsibilities

The Committee’s responsibilities include the following:

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Develop and periodically review the effectiveness of the Board’s corporate governance guidelines. The Committee makes recommendations on revisions to these guidelines as appropriate. Included among these responsibilities is keeping the Board apprised of impending corporate governance guidelines and “best practices.”

•	Monitor and protect the Board’s independence.

•	Oversee and review the Company’s processes for providing information to the Board.

•	Recommend appropriate Board structures and membership, including the removal of directors, as necessary.

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Recommend appropriate Board committee structures and membership including the existence of a Lead Independent Director, in accordance with the Corporate Governance Principles. The Board has determined that there are three committees essential to effective governance. These are the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. The Board is committed to ensuring the independence of these committees. Committee independence is evaluated in light of the Sarbanes-Oxley Act of 2002, Nasdaq Rules and the Company’s “Corporate Governance Principles”.

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Establish procedures for the director nomination process and recommend nominees for election or appointment to the Board. The Committee evaluates the background and qualifications of director nominees, including those nominated by the Company’s stockholders. To nominate a director candidate for the Committee’s consideration, please submit the candidate’s name and qualifications to the Board of Directors c/o Corporate Secretary, 3716 East Columbia Street, Tucson, Arizona 85714.

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Oversee formal evaluation of the Board, all Board committees and the Company’s Lead Independent Director. Included is formal assessment of individual directors. All directors will be formally evaluated prior to consideration for re-nomination to the Board.

•	Recommend and review director compensation policies.

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Secure the services of external search firms or other experts, as necessary and appropriate. These services will be compensated from the Company provided Board of Directors budget. This budget system is designed to ensure the independence of such external advisors.

•	Promote the quality of directors through continuing education experiences.

•	The Committee shall annually review and evaluate the Committee charter.